Via Edgar

December 17, 2008

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Cherokee Inc.
Form 10-K for fiscal year ended February 2, 2008
Filed April 17, 2008
File No. 000-18640

Dear Mr. Reynolds:

This letter is being filed by Cherokee Inc. (“Cherokee”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated December 9, 2008 (the “Comment Letter”) regarding Cherokee’s above-referenced periodic report as well as Cherokee’s Schedule 14A, filed on May 12, 2008.

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience.

Form 10-K, Filed on April 17, 2008

Notes to Consolidated Financial Statements, page 36

Summary of Significant Accounting Policies

1.  We note that you recognize revenue by applying contractual royalty rates to quarterly point of sales data received from your licensees.  We also note that your royalty agreements are agreements structured to provide royalty rate reductions once certain cumulative levels of sales are achieved by your licensees.  The royalty rate reductions appear to be volume based sales incentives.  Please tell us about your consideration of relevant guidance including EITF Issue 01-09 in determining your accounting for revenues.

Answer:  As disclosed in Cherokee’s Annual Report on Form 10-K, Cherokee is a licensor of the Cherokee brand trademark (and other brands) with no inventory or manufacturing operations or distribution capabilities.  Cherokee derives its revenues from licensing agreements with its licensees (typically large retailers) who have complete control over the manufacturing, distribution, pricing and sales of the branded products.  Cherokee’s quarterly and annual royalty revenues from each customer are based solely on the level of actual retail sales achieved during the subject period, and the applicable royalty rate to be applied against such sales in such subject period.

The guidance considered relevant to Cherokee’s accounting for revenues includes FASB Concepts Statement No.5, Recognition and Measurement in Financial Statements of Business Enterprises, as it pertains to licensing and royalty arrangements, and in particular, the “Specific Performance Method.”  Under the Specific Performance Method, revenue is recognized when a single act is performed (such as, for example, a real estate commission being earned when the real estate sale is completed). In Cherokee’s case, the single act is the actual retail sale of the Cherokee-branded goods in the subject fiscal period. Cherokee’s licensing contracts require royalty payments based solely on this single act, and Cherokee is not required to do anything else or perform any other services in order to earn its royalty payments. The royalty revenues reported by Cherokee during any subject fiscal period correlate with actual transactions of its licensees during each applicable fiscal period. The key issues Cherokee considers when evaluating licensing and royalty arrangements include:

(i)

The timing of cash collection, which, in Cherokee’s case, is not in doubt, as the specific amount due is easily ascertainable from the royalty reports received, payments are contractually due typically within 30 days of quarter end (and are usually received within the contractual due date);

(ii)	Future performance requirements, which, in Cherokee’s case, there are none; and
(iii)	Required satisfaction of specified criteria, which, in Cherokee’s case, there are none.

In reviewing and considering the relevant guidance in determining Cherokee’s accounting for revenues, Cherokee believes that EITF Issue No. 01-09 is inapplicable.  Additionally, Cherokee does not believe it would be appropriate to develop an average rate over the contract.  In making this determination, Cherokee has considered the following:

•                  EITF Issue No. 01-09 applies to vendors who provide products or services to customers.

•                  While the royalty rates in certain of Cherokee’s license agreements provide for a reduced royalty rate on sales in excess of identified amounts, the reduced rate only applies to sales in excess of the threshold. The rate reductions are not retroactive.

•                  Furthermore, sales in the apparel industry are extremely volatile due to numerous factors including, but not limited to, fashion trends, consumer taste and celebrity endorsements, which makes forecasting of future royalty revenues difficult and inherently uncertain.

•                  In addition to this consideration, the population of licenses is not homogeneous because of the nature of the licensed products as well as the regional licenses and thus results in Cherokee being unable to estimate future royalty revenues for any license.

•                  In certain circumstances, Cherokee records royalty revenues based on the contractually required minimum royalties if point of sale data does not evidence that the sales exceeded the threshold which would result in additional royalty revenues.

•                  Finally, pursuant to paragraph 31 of EITF 01-09, if Cherokee is unable to reasonably estimate the royalties and were to record royalty revenues based on the minimum royalty rates, this would result in royalty revenues being: (i) significantly adjusted in the final quarter of a contractual measurement period (which is the opposite intent of the “straight-line” effect intended by EITF 01-09); and (ii) not comparable to competitors in the industry, which currently use the same revenue recognition practice as Cherokee.

In light of these facts, Cherokee believes that EITF Issue No. 01-09 is not applicable.

As a consequence of the above and in light of the facts regarding Cherokee’s licensing agreements, Cherokee believes that its recognition of royalties as revenue as described in its Annual Report on Form 10-K is appropriate.

Segment Reporting, Page 40

2.  We note the Tesco license agreement included the United Kingdom and Ireland in 2001, and then added other foreign countries beginning in 2004.  Please tell us if any individual country within the Europe category is individually material and if revenue for those countries should be disclosed.  Also, please tell us the amount of revenue earned by each foreign country for the three periods presented.  See paragraph 38 of SFAS No. 131.

Answer:  Concurrently with the submission of this letter, Cherokee has supplementally mailed to the Staff a chart documenting the royalty revenues by country for each of the past 3 fiscal years.  In regards to the countries in the Tesco license agreement, only one country, the United Kingdom, accounts for greater than 5% of revenues.  Accordingly, Cherokee will include the United Kingdom as a separate geographic area in its future filings.

Signatures, page 55

3.  As required by General Instruction D.2(a) for Form 10-K, the signature of the principal accounting officer or controller must be included.  Please advise us the identity of your principal accounting officer or controller.  If your principal accounting officer is also your principal financial officer, please clearly disclose this in future filings.

Answer:  Cherokee’s Chief Financial Officer also serves as Cherokee’s principal accounting officer.  Cherokee will clearly disclose this in future filings.

Schedule 14A, filed on May 12, 2008

Executive Compensation, page 10

4.  On page 11 of the proxy, you disclose that you “develop comprehensive packages that are competitive with those offered by other companies with which the Company competes to attract and retain talented executives.”  In  future filings, please clarify if the compensation committee evaluates compensation by analyzing benchmarking surveys of competitors.  If so, please identify these companies used in any such survey to provide clear disclosure.

Answer:  Cherokee’s compensation committee does not evaluate compensation by analyzing benchmarking surveys of competitors and Cherokee will so clarify in future filings.  If, in the future, Cherokee engages in benchmarking of total compensation, Cherokee will identify the companies against which Cherokee benchmarked compensation.

Executive Officers Bonuses, page 12

5.  The company’s proxy statement discloses that its named executive officers, other than the CEO, receive annual bonuses based on company-specific and individual performance measures.  In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In addition, please supplementally advise us, within the timeframe below, whether the company’s targets for the fiscal year 2009 are expected to be materially different from those of fiscal year 2008.  To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Answer:  In determining bonus amounts for a particular fiscal year, Cherokee does not pre-establish or communicate to executives any performance targets related to the performance of Cherokee or any executive other than Cherokee’s CEO.  Rather, as part of the completion of the audit for the prior fiscal year and in connection with annual performance reviews, Cherokee’s CEO determines initial recommendations with respect to cash incentive bonuses for Cherokee’s executive officers other than Cherokee’s CEO, taking into account Cherokee’s performance and the executive’s performance for the prior fiscal year as well as the contribution of the executive to the overall success and achievements of Cherokee, as well as other qualitative and quantitative factors that Cherokee’s CEO may deem relevant.  Cherokee’s compensation committee, in its full discretion, then makes a determination as to whether and what extent a particular executive is to be awarded a bonus for the then completed prior fiscal year.  Accordingly, and as explained on page 82 of the Commission’s Adopting Release Regarding Executive Compensation Disclosure and pursuant to Cherokee’s practice, the bonuses that Cherokee paid to its executives other than Cherokee’s CEO in connection with its fiscal year for 2008, together with any bonuses that Cherokee may pay to such executives for its fiscal year for 2009, are properly characterized as “bonuses” rather than non-equity incentive plan awards.  To the extent that language in Cherokee’s filings suggests that Cherokee has established specific performance measures for executives other than Cherokee’s CEO, Cherokee will clarify in future filings that Cherokee has not in fact established specific performance measures for such executives.

In future filings, Cherokee will provide quantitative disclosure of any pre-established targets and performance objectives relating to compensation paid to executives to the extent any such pre-established targets and performance objectives are adopted by Cherokee’s Board of Directors and are material.

In light of the foregoing explanation, Cherokee respectfully submits that your request as to “whether the Company’s targets for the fiscal year 2009 are expected to be materially different from those of fiscal year 2008” is inapplicable, as Cherokee has not established performance targets with respect to either fiscal year in question.

Certain Relationship and Related Transactions, page 18

6.  Please advise us whether the Cherokee Consulting Agreement, filed as Exhibit 10.10 to your Form 10-K filed on April 17, 2008, should be considered a transaction with a related person subject to disclosure pursuant to Item 404 of Regulation S-K.

Answer:  The Cherokee Consulting Agreement filed as Exhibit 10.10 to Cherokee’s Form 10-K filed on April 17, 2008 is not a transaction with a related person subject to disclosure pursuant to Item 404 of Regulation S-K because the amount involved did not exceed $120,000 during Cherokee’s fiscal year for 2008.

In addition, and per your request, Cherokee hereby acknowledges that:

•                  Cherokee is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Cherokee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Russell J. Riopelle, CFO, at (818) 908-9868 ext 325 or by fax at (818) 908-9191.

Thank you for your assistance in this matter.

Sincerely,

Cherokee Inc.

/s/ Robert Margolis	/s/ Russell J. Riopelle
Robert Margolis	Russell J. Riopelle
Chief Executive Officer	Chief Financial Officer

cc:	Cherokee’s Audit Committee (Mr. Jess Ravich, Mr. Keith Hull, Mr. Dave Mullen)
Scott Stanton, Morrison & Foerster LLP
Jeremy Dillard and Martin Hughes, Moss Adams LLP